Exhibit 99.2

Snow Lake Lithium to Ring Nasdaq Closing Bell

MANITOBA, CANADA (Feb. 10, 2022) – Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) ("Snow Lake" or the "Company"), today announced that management will participate in the Closing Bell Ceremony at the Nasdaq MarketSite in New York on Thursday, February 10th at 4:00 p.m. EST in celebration of its recent listing on the exchange. Snow Lake Lithium began trading on Nasdaq November 19, 2021, under the symbol “LITM.”

“We’re honored and proud to celebrate the significant achievement of our recent listing to Nasdaq by ringing the closing bell today,” said Snow Lake Lithium Chief Executive Officer and Director Philip Gross. “This important milestone represents the first step in achieving our mission of being the only fully renewable energy powered electric mine that can deliver zero carbon battery grade lithium to the electric vehicle market.”

Gross further commented, “Snow Lake has made considerable strides recently toward our objectives in progressing the project to commercial production, including initiating the first phase of the Initial Assessment, beginning the environmental process, dramatically expanding the property acreage and pursuing an aggressive drilling program with the objective of resource expansion. ”

The bell-ringing ceremony will begin at approximately 3:45 p.m. EST and can be viewed virtually at: https://www.nasdaq.com/marketsite/bell-ringing-ceremony

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1 percent explored and contains an identified-to-date 11.1 million metric Tonnes indicated and inferred resource at 1 percent Li2O.

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8